EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2015
Excluding interest on deposits
Income before income tax expense	$23,331
Fixed charges:
Interest expense	4,568
One-third of rents, net of income from subleases (a)	401
Total fixed charges	4,969
Add: Equity in undistributed loss of affiliates	209
Income before income tax expense and fixed charges, excluding capitalized interest	$28,509
Fixed charges, as above	$4,969
Preferred stock dividends (pre-tax)	1,545
Fixed charges including preferred stock dividends	$6,514
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.38
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$6,514
Add: Interest on deposits	965
Total fixed charges including preferred stock dividends and interest on deposits	$7,479
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$28,509
Add: Interest on deposits	965
Total income before income tax expense, fixed charges and interest on deposits	$29,474
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.94

(a)	The proportion deemed representative of the interest factor.